UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tesoro Logistics, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

88160T107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88160T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ALPS Advisors, Inc. (Tax ID: 84-1583423)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,694,381 **see Note 1**
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,694,381 **see Note 1**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,694,381 **see Note 1**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 5.30%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 88160T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alerian MLP ETF (Tax ID: 27-3041076)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,658,370 **see Note 1**
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,658,370 **see Note 1**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,658,370 **see Note 1**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 5.26%
12.	Type of Reporting Person (See Instructions) IV

Item 1.

(a)	Name of Issuer

Tesoro Logistics, L.P.

(b)	Address of Issuer’s Principal Executive Offices

19100 Ridgewood Parkway

San Antonio, TX 78259

Item 2.

(a)	Name of Person Filing

(1) ALPS Advisors, Inc.

(2) Alerian MLP ETF

(b)	Address of Principal Business Office or, if none, Residence

(1) 1290 Broadway, Suite 1100, Denver, CO 80203

(2) 1290 Broadway, Suite 1100, Denver, CO 80203

(c)	Citizenship

(1) Colorado

(2) Delaware

(d)	Title of Class of Securities

Common Units

(e)	CUSIP Number

88160T107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8) - Alerian MLP ETF;

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) – ALPS Advisors, Inc.;

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

ALPS Advisors, Inc.

(a)	Amount beneficially owned:

4,694,381 **see Note 1**

(b)	Percent of class:

5.30%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

4,694,381 **see Note 1**

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

4,694,381 **see Note 1**

Alerian MLP ETF

(a)	Amount beneficially owned:

4,658,370 **see Note 1**

(b)	Percent of class:

5.26%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

4,658,370 **see Note 1**

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

4,658,370 **see Note 1**

** Note 1 **	ALPS Advisors, Inc. (“AAI’), an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to investment companies registered under the Investment Company Act of 1940 (collectively referred to as the “Funds”). In its role as investment advisor, AAI has voting and/or investment power over the securities of the Issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. AAI disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Alerian MLP ETF is an investment company registered under the Investment Company Act of 1940 and is one of the Funds to which AAI provides investment advice.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Funds described in Note 1 above have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. AAI disclaims beneficial ownership of all such securities. The interest of one person, Alerian MLP ETF, an investment company registered under the Investment Company Act of 1940, in Tesoro Logistics, L.P. Common Unit amounted to 4,658,370 shares or 5.26% of the total outstanding Common Units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPS ADVISORS, INC.

February 3, 2016
Date

/s/ Erin D. Nelson
Signature

Chief Compliance Officer
Title

ALERIAN MLP ETF

February 3, 2016
Date

/s/ Erin D. Nelson
Signature

Chief Compliance Officer
Title